Exhibit (a)(12)


FREDRIKSTAD, NORWAY, April 10, 1998 -- ASK asa today announced that its tender offer for all of the outstanding stock of Proxima Corporation (NASDAQ: PRXM) expired pursuant to its terms at 12:00 Midnight, New York City time, on April 9, 1998. ASK reported that based on preliminary information provided by the depositary, approximately 6,596,224 shares (or approximately 91.8% of the total shares outstanding) were validly tendered and not withdrawn pursuant to the offer (including 98,946 shares subject to guarantees of delivery) and that ASK has accepted all of those shares for payment. ASK believes that there are approximately 589,922 additional shares outstanding which are not owned by ASK or by Proxima as treasury stock.

The tender offer was made pursuant to a merger agreement between ASK and Proxima. In accordance with the requirements of the merger agreement, following the purchase of the tendered shares ASK will merge a subsidiary of ASK with and into Proxima, and all shares of Proxima not tendered and purchased pursuant to the offer or otherwise owned by ASK (other than shares owned by Proxima stockholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive $11.00 per share in cash. Based on the preliminary results provided by the depositary, ASK will be able to complete the merger pursuant to the "short-form" merger procedure permitted under Delaware law. If the short-form merger procedure is available, the Purchaser expects to complete the merger within the next several business days.